UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSC-BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PEACHTREE PKWY STE 4245
(No. and Street)

CUMMING	GA	30041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

84

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Ste 1680,	Atlanta,	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___CHARLES BOTCHWAY_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___MSC-BD, LLC_____ , as

of ___DECEMBER 31_____ , 20 20___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



CAROLINE D CHO
Notary ID #126273174
My Commission Expires
October 1, 2023

Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSC-BD, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC-BD, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

MSC-BD, LLC Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC - BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MSC - BD, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 31, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MSC-BD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	15,827
Accounts receivable		23,571
Other		1,052
Total Assets	**$**	**40,450**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	2,524
Commissions Payable		22,799
Total Liabilities	**$**	**25,323**
MEMBER'S EQUITY		15,127
Total liabilities and member's equity	**$**	**40,450**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Advisory	$	50,145
Private placements		43,999
Commissions		3,983
Total revenues	$	98,127
EXPENSES		
Commissions	$	78,704
Technology and communications		5,190
Occupancy		1,548
Professional fees		103,231
Other		35,914
Total expenses	$	224,587
NET LOSS	$	**(126,460)**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE, December 31, 2019	$	20,683
Contributions		120,904
Net Loss		(126,460)
BALANCE, December 31, 2020	$	**15,127**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(126,460)
Items which do not affect cash:		
Contribution of expenses paid by member		100,904
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in accounts receivable		(23,172)
Increase in other assets		(603)
Decrease in due from registered rep		7,475
Decrease in prepaid expenses		6,125
Increase in commissions payable		22,799
Decrease in accounts payable and accrued expenses		(21,870)
Net cash used by operating activities		(34,802)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,000
NET DECREASE IN CASH		(14,802)
CASH, at beginning of year		30,629
CASH, at end of year	$	15,827

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

MSC-BD, LLC (the "Company") is a Florida Limited Liability Company formed on July 10, 2006. As a limited liability company, the member's liability is limited to its investment. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Member"), an Illinois Limited Liability Company.   The Company is a broker-dealer and registered with the Securities and Exchange Commission ("SEC").   The Company is a member of the Financial Industry Regulatory Authority and approved to conduct private placements and provide investment banking, mergers and acquisitions, and financial and capital advisory services to clients in various industries.   The Company also offers its investors variable products and mutual funds.

Cash

The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Revenue Recognition

Revenue from contracts with customers includes private placement and advisory services as well as commissions.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes commission revenue upon issuance or renewal of an insurance policy as this satisfies the only performance obligation identified by the Company.

The Company provides private placement and advisory services related to capital raising activities and mergers and acquisitions transactions.   Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated.   However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.   Advisory agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

percentage of the value that the customer receives, if and when the transaction is completed ("success fee"). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenue on the statement of financial condition. The Company has evaluated its nonrefundable retainer fees to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or formal termination of the engagement, was approximately $10,000 which is included in advisory revenue in the accompanying statement of operations.

Success fees are recognized in accordance with terms agreed upon with each customer and are generally based on a percentage of capital raised. These fees are recognized upon the consummation of a transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes fees from private placements upon the sale of each unit in an offering as this satisfies the only performance obligation identified by the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. Therefore, the effects of the Company's operations are passed through to the Member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Account Receivable

Accounts receivables are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for the assets measured at amortized cost. The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, both as defined.

At December 31, 2020, the Company had net capital of $9,269, which was $4,269 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.73 to 1.00.

NOTE 3 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 4 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has two litigation matters in progress at December 31, 2020, as defendant.

Management believes that the resolution of these matters will not have a significant adverse effect on financial position. However, in one of the matters in progress at December 31, 2020, the Company is defendant, along with approximately seventy other broker dealers, in matters involving sales of investments in a family of Funds. Investors and regulators allege, among other things, that the Funds are Ponzi schemes and that the organizers and officers of the Funds took undisclosed fees and payments from the Funds. The Company sold approximately $2 million of investments in the Funds. The resolution of this matter will likely be unknown for several years.

NOTE 5 - CONCENTRATIONS

Approximately 41% of the Company's total revenue was earned from one customer.

NOTE 6 - LEASES

The Company leases office space under a month-to-month agreement. Rent expense for the year was approximately $1,548.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

NOTE 7 - RELATED PARTY TRANSACTIONS

At times, the Member pays for operating expenses on behalf of the Company. The Member paid for approximately $100,904 of operating expenses on behalf of the Company during 2020 that was recorded as a capital contribution in the accompanying statement of changes in Member's equity.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 8 - NET LOSS

The Company incurred a loss for 2020 and was dependent on its Member for capital contributions for working capital and net capital. The Company's Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE 9   -   ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTARY INFORMATION

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

NET CAPITAL

Member's equity	$	15,127
Non-allowable assets:		
Accounts receivable, net of related commissions payable		4,806
Other assets		1,052
Total non-allowable assets	$	5,858
NET CAPITAL	$	9,269
Minimum requirement (greater of 6-2/3 % of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	4,269
AGGREGATE INDEBTEDNESS:	$	25,323
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		<u>2.73 to 1</u>

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020 and net capital as computed above.

There are no material differences between the above computation of net capital and the corresponding computation reported in Form X-17A-5 Part IIA, as amended.

MSC-BD, LLC

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2020**

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2020**

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC - BD, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) MSC - BD, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) MSC - BD, LLC stated that MSC - BD, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. MSC - BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MSC - BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MSC-BD, LLC'S EXEMPTION REPORT

We, as members of management of MSC-BD, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule I 5c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1 to December 31, 2020 without exception.



Charles Botchway, CEO
March 10, 2021